Exhibit 99.1

Curaleaf Reports Record Fourth Quarter and Fiscal Year End 2020 Financial and Operational Results

Record Fiscal Year and Fourth Quarter 2020 Pro Forma Revenue(1)(2) of $767.1 Million and $238.8 Million, Respectively

Record Fiscal Year and Fourth Quarter 2020 Managed Revenue(1) of $653.0 Million, up 161% from 2019 and $233.3 Million, up 186% from 2019, Respectively

Record Fiscal Year and Fourth Quarter 2020 Adjusted EBITDA(1) of $144.1 Million up 456% from 2019 and $53.8 Million up 289% from 2019, Respectively, as Operations Across 23 States Continue to Scale

Raised $289.8 Million of Net Proceeds from a Common Stock Offering and Debt Offering in January 2021, Providing the Company with Capital to Pursue Additional Organic and Inorganic Growth Opportunities

WAKEFIELD, Mass., March 9, 2021 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading U.S. provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter and year ended December 31, 2020. All financial information is provided in U.S. dollars unless otherwise indicated.

Q4 and FY2020 Financial Highlights (Unaudited)

			% qoq		% yoy			% yoy
($ thousands, except per share amounts)	Q4 2020	Q3 2020	Change	Q4 2019	Change	FY 2020	FY 2019	Change
Managed Revenue(1)	$233,339	$193,220	21%	$81,667	186%	$652,983	$250,642	161%
Total Revenue	$230,253	$182,408	26%	$75,457	205%	$626,637	$221,018	184%
Gross profit before impact of biological assets	$110,595	$91,775	21%	$39,762	178%	$315,489	$118,632	166%
Gross profit on cannabis sales(1)	$109,625	$89,669	22%	$21,986	399%	$275,071	$71,471	285%
Gross margin on cannabis sales(1)	48%	50%		38%		47%	41%
Adjusted EBITDA(1)	$53,784	$42,295	27%	$13,824	289%	$144,080	$25,903	456%
Net income (loss) attributable to Curaleaf Holdings Inc.	$(35,274)	$(9,343)		$(26,561)		$(61,735)	$(67,244)
Net income (loss) per share – basic and diluted	$(0.05)	$(0.01)		(0.06)		(0.11)	(0.15)

(1)	See "Non-IFRS Financial and Performance Measures" below for more information regarding Curaleaf's use of Non-IFRS financial measures and other reconciliations.

(2)	Fourth Quarter Pro Forma for the period included the revenue from Alternative Therapies Group, Inc. (“ATG”) as if the acquisition had occurred on October 1, 2020, the revenue of then pending acquisitions of Maryland Compassionate Care and Wellness, LLC (Grassroots related subsidiary) as if it occurred on October 1, 2020 and excluded revenue of the pending asset sales of HMS Health, LLC, HMS Processing, LLC and Town Center Wellness, LLC as if the sales had occurred on October 1, 2020. Fiscal Year 2020 Pro Forma includes the revenue from Cura Partners, Inc. (“Select”), Arrow Companies (“Arrow”), Remedy Compassion Center, Inc. (“Remedy”), GR Companies, Inc. (“Grassroots”), Virginia’s Kitchen, LLC (“Blue Kudu”), Curaleaf NJ, Inc. (“CLNJ”), Prime Organic Therapy, Inc. (“MEOT”) and ATG as if the acquisitions had occurred on January 1, 2020 and excluded revenue of the pending asset sales of HMS Health, LLC, HMS Processing, LLC and Town Center Wellness, LLC as if the sales had occurred on January 1, 2020.

Fourth Quarter Highlights

•	Record managed revenue of $233.3 million, which grew 186% year-over-year and 21% sequentially
•	Record total revenue of $230.3 million, which grew 205% year-over-year and 26% sequentially
•	Record adjusted EBITDA of $53.8 million, which grew 289% year-over-year and 27% sequentially
•	Completed acquisition of Alternative Therapies Group (“ATG”)
•	Completed divestiture of Curaleaf Maryland’s assets for a total consideration of $4.0 million

•	R&D activities drove the launch of 32 new formulated products across form factors during the quarter

Full Year Highlights

•	Record managed revenue of $653.0 million, which grew 161% year-over-year
•	Record total revenue of $626.6 million, which grew 184% year-over-year
•	Record adjusted EBITDA of $144.1 million, which grew more than four times 2019 levels
•	Successfully completed eight acquisitions, including Select, Grassroots, Curaleaf NJ, Arrow, MEOT, Remedy, Blue Kudu and ATG
•	Significantly expanded retail and wholesale operations through both acquisitions and organic growth, growing retail operations from 51 to 96, cultivation sites from 14 to 23, and processing sites from 15 to 30, along with expanding operations from 14 states to 23 states
•	R&D activities drove the launch of 84 new formulated products across form factors during the year

Post Fourth Quarter Highlights

•	Curaleaf to enter European cannabis market with proposed acquisition of EMMAC Life Sciences Limited, Europe’s largest vertically integrated independent cannabis company, making Curaleaf the undisputed global cannabis market leader based on revenue. The transaction is expected to close early in the second quarter of 2021.
o	See the additional Curaleaf press release issued today regarding the acquisition of EMMAC Life Sciences Group at: https://ir.curaleaf.com/press-releases
•	Raised net proceeds of $240.6 million in a public offering of 18,975,000 subordinate voting shares and net proceeds of $49.2 million from a tack-on to the Company’s existing secured credit facility
•	Opened 5 new stores since December 31, 2020 in Florida, Pennsylvania and Maine, bringing total retail locations to 101

Joe Bayern, Chief Executive Officer of Curaleaf stated, “Curaleaf’s record fourth quarter results reflected the benefit of our acquisition of Grassroots, which expanded our presence into 6 new states, including high-growth markets such as Illinois and Pennsylvania as well as the continued ramp up of Select, which is now in 17 states. In 2021, we expect to see the positive benefits of the transformative legalization of adult-use cannabis in Arizona and New Jersey. As we have stated, we believe New Jersey will accelerate the potential of future adult-use in key states such as New York, Pennsylvania and Connecticut. Each of these markets present an enormous growth opportunity for us, as Curaleaf is the only MSO with a leading presence in every one of these states.”

Boris Jordan, Executive Chairman of Curaleaf commented, “In parallel with the announcement of our record financial results, earlier today Curaleaf issued a separate press release announcing its entrance into the European cannabis market with acquisition of EMMAC Life Sciences Limited, Europe’s largest vertically integrated independent cannabis company. This milestone transaction will establish Curaleaf with a presence in key European medical cannabis markets including the United Kingdom, Germany, Italy, Spain, and Portugal, among others. The proposed transaction will provide Curaleaf with access to the European market of 748 million people, representing another transformational growth driver for Curaleaf for years to come.”

Mike Carlotti, Chief Financial Officer of Curaleaf, added, “Curaleaf, once again, delivered record quarterly and annual results highlighted by record Managed Revenue, Pro Forma Revenue, and a 27% sequential improvement in Adjusted EBITDA. With our successful integration of Alternative Therapies Group in October 2020, starting next quarter, we will no longer report Managed Revenue thus simplifying our financial reporting. Our recent capital raises further strengthen the Company’s balance sheet providing it with ample capital to pursue planned organic growth initiatives, potential investments in states that may go adult-use sooner than later and for strategic acquisition opportunities. We believe that 2021 will be yet another record year for Curaleaf as we continue to expand our cultivation in key markets, open additional stores, expand our product and brand platforms, invest in future growth opportunities as well as see the benefit from Arizona’s recently approved adult use market and potentially New Jersey’s in late 2021.”

Financial Results for the Fourth Quarter Ended December 31, 2020

Managed Revenue for the fourth quarter of 2020 was a record $233.3 million, an increase of 185.7% compared to $81.7 million in the fourth quarter of 2019. Managed Revenue for the fourth quarter increased 20.8% sequentially.

Total Revenue for the fourth quarter of 2020 was a record $230.3 million, an increase of 205.1% compared to $75.5 million in the fourth quarter of 2019. Total Revenue for the fourth quarter of 2020 increased 26.2% sequentially.

Retail revenue increased by 242.2% to $164.9 million during the fourth quarter of 2020, compared to $48.2 million in the fourth quarter of 2019. The increase in retail revenue was primarily due to organic growth and new store openings in Florida, Massachusetts, Arizona, Illinois and New York, coupled with the impact of Grassroots, Curaleaf NJ, Arrow, and Maine Organic Therapy acquisitions in 2020, as well as acquisitions of two dispensaries in Arizona in the third quarter of 2019 and acquisition of Acres in Nevada in late 2019.

Wholesale revenue increased 578.5% to $64.4 million during the fourth quarter of 2020, compared to $9.5 million in the fourth quarter of 2019. Growth in wholesale revenue was due primarily to the addition of Select, Grassroots, Curaleaf NJ, Blue Kudu and ATG as well as an increase in Maryland and New York as a result of increased cultivation and harvest.

Management fee income decreased by 94.5% to $1.0 million during the fourth quarter of 2020, compared to $17.8 million in the fourth quarter of 2019. The decrease in the management fee income was primarily due to the acquisitions of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020 and ATG in November 2020.

Gross profit before impact of biological assets for the fourth quarter of 2020 was $110.6 million, compared to $39.8 million for the fourth quarter of 2019. The increase was primarily due to the continued improvement and increases in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Gross profit on cannabis sales was $109.6 million for the fourth quarter of 2020, resulting in a 48% margin, compared to $22.0 million in the fourth quarter of 2019. The increase was primarily due to the continued improvement and increases in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Adjusted EBITDA was a record $53.8 million for the fourth quarter of 2020, compared to $13.8 million for the fourth quarter of 2019.

Net loss, attributable to Curaleaf Holdings, Inc., for the fourth quarter of 2020 was $35.3 million, compared to a net loss of $26.6 million in the fourth quarter of 2019. The increase was a result of a $16.3 million increase in depreciation and amortization and a $10.5 million increase in share-based compensation, both of which are non-cash, a $25.8 million increase in income tax expense and a $20.3 million increase in net interest expense. These were partially offset by a $10.2 million increase in other income, which is mainly driven by gains on investments offset by impairment on the Eureka license, a $9.3 million increase in the fair value of biological assets, and a $5.4 million decrease in one-time expenses.

Financial Results for the Year Ended December 31, 2020

Managed Revenue for the year ended 2020 was a record $653.0 million, an increase of 160.5% compared to $250.6 million in for the year ended 2019.

Total Revenue for the year ended 2020 was a record $626.6 million, an increase of 183.5% compared to $221.0 million for the year ended 2019.

Retail revenue increased by 205.0% to $423.2 million during the year ended 2020, compared to $138.7 million for the year ended 2019. The increase in retail revenue was primarily due to organic growth and new store openings in in Florida, Massachusetts, Arizona, Illinois and New York, coupled with the impact of Grassroots, Curaleaf NJ, Arrow, and Maine Organic Therapy acquisitions in 2020, as well as acquisitions of two dispensaries in Arizona in the third quarter of 2019 and acquisition of Acres in Nevada in late 2019.

Wholesale revenue increased 364.2% to $163.0 million during the year ended 2020, compared to $35.1 million for the year ended 2019. Growth in wholesale revenue was due primarily to the addition of Select, Grassroots, Curaleaf NJ, Blue Kudu and ATG as well as an increase in Maryland and New York as a result of increased cultivation and harvest.

Management fee income decreased by 14.3% to $40.4 million during the year ended 2020, compared to $47.2 million for the year ended 2019. The decrease in the management fee income was primarily due to the acquisitions of Curaleaf NJ, the managed not-for-profit in New Jersey in July 2020 and ATG in November 2020.

Gross profit before impact of biological assets for the year ended 2020 was $315.5 million, compared to $118.6 million for the year ended 2019. The increase was primarily due to the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Gross profit on cannabis sales was $275.1 million for the year ended 2020, resulting in a 47% margin, compared to $71.5 million for the year ended 2019. The increase was primarily due to the continued improvement in the operating capacity and efficiency of the Company’s cultivation and processing facilities.

Adjusted EBITDA was a record $144.1 million for the year ended 2020, compared to $25.9 million for the year ended 2019.

Net loss, attributable to Curaleaf Holdings, Inc., for the year ended 2020 was $61.7 million, compared to a net loss of $67.2 million for the year ended 2019. The decrease was a result of a $24.1 million increase in other income, which is mainly driven by gains on investments partially offset by impairment on the Eureka license, and a $52.0 million increase in the fair value of biological assets. These were partially offset by an increase of $51.3 million in depreciation and amortization and a $14.3 million increase in share-based compensation, both of which are non-cash, a $59.3 million increase in income tax expense, a $47.7 million increase in net interest expense, and a $13.3 million increase in one-time expenses.

Balance Sheet and Liquidity

As of December 31, 2020, and prior to the Company’s recent capital raises, it had $73.5 million of cash on hand, $291.5 million of outstanding debt net of unamortized debt discounts and the weighted average fully diluted shares outstanding during the year were 557.2 million.

Conference Call and Webcast Information

Curaleaf will host a conference call and audio webcast today at 4:30 pm ET to answer questions about the Company's operational and financial highlights. The dial-in numbers for the conference call are +1-888-317-6003 (U.S.), +1-866-284-3684 (Canada) or +1-412-317-6061 (Int’l) Passcode: 5071585. Please dial-in 10 to 15 minutes prior to the start time of the conference call and an operator will register your name and organization.

The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Curaleaf's website, https://ir.curaleaf.com/events.

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until March 16, 2021 at 11:59 pm ET and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 10152585. The online archive of the webcast will be available on https://ir.curaleaf.com/events for 90 days following the call.

Non-IFRS Financial and Performance Measures

In this press release Curaleaf refers to certain non-IFRS financial measures such as “Pro Forma Revenue”, “Managed Revenue”, “Gross Profit on Cannabis Sales” and “Adjusted EBITDA”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. Curaleaf defines “Managed Revenue” as total revenue plus revenue from entities for which the Company has a management contract but does not consolidate the financial results based on IFRS 10 – Consolidated Financial Statements. Curaleaf defines “Pro Forma Revenue” as “Managed Revenue” plus revenue from operations of pending and closed acquisitions as if such acquisitions occurred on January 1, 2020 for the Company’s fiscal year and as of October 1, 2020 for the Company’s fourth quarter. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to business development, acquisition, financing and reorganization costs. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Managed Revenue (Unaudited)

($ thousands)

	Q4 2020	Q3 2020	Q4 2019	FY 2020	FY 2019
Retail revenue	$164,932	$135,344	$48,196	$423,183	$138,738
Wholesale revenue	64,351	44,958	9,485	163,036	35,119
Management fee income	970	2,106	17,776	40,418	47,161
Total Revenue	230,253	182,408	75,457	626,637	221,018
Revenue from managed entities, net of MSA fees	3,086	10,812	6,210	26,346	29,624
Managed revenue	$233,339	$193,220	$81,667	$652,983	$250,642

Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Q4 2020	Q3 2020	Q4 2019	FY 2020	FY 2019
Retail and wholesale revenues	$229,283	$180,302	$57,681	$586,219	$173,857
Cost of goods sold	119,658	90,633	35,695	311,148	102,386
Gross profit on cannabis sales	$109,625	$89,669	$21,986	$275,071	$71,471

Adjusted EBITDA (Unaudited)

($ thousands)

	Q4 2020	Q3 2020	Q4 2019	FY 2020	FY 2019
Net loss	$(35,109)	$(8,931)	$(27,152)	$(61,328)	$(69,848)
Interest expense, net	25,366	17,431	5,095	62,518	14,815
Income tax expense	37,843	18,745	12,026	83,371	24,059
Depreciation and amortization (1)	29,034	26,657	12,699	88,466	37,206
Share-based compensation	16,114	5,430	5,663	30,879	16,607
Other (income) expense	(7,473)	(10,874)	2,763	(20,877)	3,257
Change in fair value of biological assets	(14,867)	(24,008)	(5,533)	(75,024)	(22,981)
One time charges	2,876	17,845	8,263	36,075	22,788
Adjusted EBITDA	$53,784	$42,295	$13,824	$144,080	$25,903

(1)	Depreciation and amortization expense in Q4 2020, Q3 2020, Q4 2019, FY2020 and FY2019 include amounts charged to cost of goods sold on the statement of profits and losses. Prior periods Q4 2019 and FY2019 have been adjusted to reflect the current period calculation of Adjusted EBITDA.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 101 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,900 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

Consolidated Statements of Financial Position (Unaudited)

($ thousands)

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash	$73,542	$42,310
Accounts receivable	28,830	18,335
Inventory, net	197,991	63,210
Biological assets	46,210	19,197
Assets held for sale	58,504	—
Prepaid expenses and other current assets	10,140	6,479
Current portion of notes receivable	2,645	—
Total current assets	417,862	149,531
Deferred tax asset	5,528	2,628
Notes receivable	2,000	57,166
Property, plant and equipment, net	242,855	129,812
Right-of-use assets, net	267,168	82,794
Intangible assets, net	797,401	185,635
Goodwill	470,144	69,326
Investments	16,264	51,209
Prepaid acquisition consideration	132,234	—
Other assets	35,135	8,825
Total assets	$2,386,591	$736,926
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$47,043	$12,742
Accrued expenses	57,475	18,016
Income tax payable	79,649	15,114
Current portion of lease liability	15,710	11,835
Current portion of notes payable	6,500	17,000
Liabilities held for sale	7,181	—
Other current liabilities	6,568	31,549
Total current liabilities	220,126	106,256
Deferred tax liability	226,465	22,642
Notes payable	285,001	87,953
Lease Liabilities	270,495	81,319
Non-controlling interest redemption liability	2,694	2,694
Contingent consideration liability	1,898	32,616
Other long term liability	3,698	—
Total liabilities	1,010,377	333,480
Shareholders’ equity:
Share capital	1,754,412	693,699
Treasury shares	(5,208)	(5,208)
Reserves	(177,744)	(146,819)
Accumulated deficit	(194,645)	(132,910)
Total Curaleaf Holdings, Inc. shareholders' equity	1,376,815	408,762
Redeemable non-controlling interest	(2,694)	(2,694)
Non-controlling interest	2,093	(2,622)
Total shareholders’ equity	1,376,214	403,446
Total liabilities and shareholders’ equity	$2,386,591	$736,926

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three Months Ended		Year Ended
	December, 31		December, 31
	2020	2019	2020	2019
Revenues:
Retail and wholesale revenues	$229,283	$57,681	$586,219	$173,857
Management fee income	970	17,776	40,418	47,161
Total revenues	230,253	75,457	626,637	221,018
Cost of goods sold	119,658	35,695	311,148	102,386
Gross profit before impact of biological assets	110,595	39,762	315,489	118,632
Realized fair value amounts included in inventory sold	(57,265)	(33,920)	(149,586)	(74,757)
Unrealized fair value gain on growth of biological assets	72,132	39,453	224,610	97,738
Gross profit	125,462	45,295	390,513	141,613
Operating expenses:
Selling, general and administrative	68,289	36,227	227,274	121,022
Share-based compensation	16,114	5,663	30,879	16,607
Depreciation and amortization	20,432	10,673	68,676	31,701
Total operating expenses	104,835	52,563	326,829	169,330
Income (Loss) from operations	20,627	(7,268)	63,684	(27,717)
Other income (expense):
Interest income	24	2,450	6,484	9,938
Interest expense	(13,695)	(5,397)	(47,903)	(18,396)
Interest expense related to lease liabilities	(11,695)	(2,148)	(21,099)	(6,357)
Gain on investment	26,954	—	37,560	—
Other income (expense)	(19,481)	(2,763)	(16,683)	(3,257)
Total other income (expense), net	(17,893)	(7,858)	(41,641)	(18,072)
Income (Loss) before provision for income taxes	2,734	(15,126)	22,043	(45,789)
Income tax benefit (expense)	(37,843)	(12,026)	(83,371)	(24,059)
Net loss	(35,109)	(27,152)	(61,328)	(69,848)
Less: Net income (loss) attributable to non-controlling interest	165	(591)	407	(2,604)
Net loss attributable to Curaleaf Holdings, Inc.	$(35,274)	$(26,561)	$(61,735)	$(67,244)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.05)	$(0.06)	$(0.11)	$(0.15)
Weighted average common shares outstanding – basic and diluted	660,398,593	468,445,941	557,192,899	462,911,053

Investor Contact:

Curaleaf Holdings, Inc.

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc. Tracy Brady, VP of Corporate Communications

media@curaleaf.com

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”,  “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 11, 2021, and in the Company’s Annual Information Form dated September 25, 2020, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein.

The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter and year ended December 31, 2020. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than March 11, 2021. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.